6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 26, 2007

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

      BASF Presents First-Quarter Results at 55th Annual Meeting

    Powerful start to 2007

    -- Further increase in sales (plus 17 percent) and EBIT before special items (plus 13 percent)

    --  Earnings jump (plus 98 percent) in Chemicals segment

    --  Positive outlook for 2007 confirmed:
        Significant increase in sales and EBIT before special items to at least match the previous year's strong level


    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--April 26, 2007--BASF (NYSE:BF)(FWB:BAS)(LSE:BFA) remained on its successful course in the first quarter of 2007 and looked confidently to the coming months following a powerful start to the year. "BASF's team is working constantly to bring the company even closer to its customers and make BASF even more innovative and cyclically resilient," said BASF's Chairman Dr. Jurgen Hambrecht during the presentation of the company's results for 2006 and the first quarter of 2007 at the 55th Annual Meeting in Mannheim on April 26, 2007.

    Compared with the same period of 2006, sales in the first quarter rose 17 percent to EUR 14.6 billion. This was due primarily to the acquisitions in 2006, as well as higher volumes and sales prices in the chemical businesses. Disregarding currency effects, in particular from the depreciation of the U.S. dollar, sales increased by 21 percent.

    Compared with the very strong first quarter of 2006, BASF increased income from operations (EBIT) before special items by 13 percent to EUR 2.1 billion. Earnings in the Chemicals segment almost doubled, and were significantly higher in all divisions. Margins improved, in particular for petrochemicals. The Catalysts division also made a major contribution to the earnings growth. In the Plastics segment, earnings declined slightly because the Polyurethanes division did not quite match the strong performance of the previous year's first quarter. Earnings improved in the Styrenics business due to the expansion of the business and improved efficiency. Earnings in the Performance Products segment were lower than in the first quarter of 2006 as a result of persistent pressure on margins for functional polymers. Both divisions in the Agricultural Products & Nutrition segment posted higher earnings. The earnings situation in Brazil improved in the Agricultural Products division. In the Fine Chemicals division, earnings increased as a result of the restructuring measures initiated in 2006 and the contribution from the acquired personal care business. In the Oil & Gas segment, a rise in the contribution from the natural gas trading business kept earnings at the previous year's strong level despite the decline in oil prices.

    Compared with the same period of 2006, first-quarter EBIT after special items rose by 9 percent to approximately EUR 2 billion.
Special items in income from operations were related to integration costs for the acquisitions made in 2006 and expenses for restructuring.

    The financial result declined by EUR 115 million to minus EUR
94 million. Interest expenses rose in connection with financing for the acquisitions made in mid-2006. The previous year's first quarter contained proceeds from the sale of securities.

    Income before taxes and minority interests rose by 2 percent to EUR 1.9 billion. The tax rate declined from 46 percent to 40 percent as a result of the acquisitions and the lower contribution to the BASF Group's earnings from the Oil & Gas segment. In the first quarter, foreign taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 258 million compared with EUR
272 million in the same period of 2006.

    Net income rose by 9 percent to more than EUR 1 billion. Earnings per share were EUR 2.08 compared with EUR 1.87 in the first quarter of 2006.

    Positive outlook confirmed for full-year 2007

    Hambrecht remained confident with regard to the ongoing year, expecting global economic growth of 3.2 percent. In 2007, the company anticipates an average oil price (Brent) of about $55/barrel and an average euro/dollar exchange rate of $1.30 per euro. Major risk factors are seen as being associated with an escalation in geopolitical trouble spots.

    "The good start in the first quarter confirms our positive outlook for 2007. We expect significantly higher sales based on the acquisitions made in 2006 and organic growth. We expect to at least match the previous year's strong EBIT before special items despite our assumption of a lower average oil price in 2007," said Hambrecht.

    Double-digit sales growth in all regions

    Sales by location of company in Europe increased by 14 percent in the first quarter of 2007. EBIT before special items rose by EUR
171 million to EUR 1.6 billion. This was due both to the acquired businesses and organic growth in the chemical businesses. Earnings in the Oil & Gas segment matched the previous year's level despite the decline in oil prices.

    As a result of the acquisitions, companies in North America increased sales by 23 percent in dollar terms and by 15 percent in euro terms. EBIT before special items declined by EUR 33 million to EUR 265 million. Earnings were reduced by the shutdown of the TDI plant in Geismar, Louisiana, as well as by weaker demand from the automotive industry. This could not be fully offset by the acquired businesses.

    In Asia Pacific, BASF increased sales by 37 percent in local currency terms and by 28 percent in euro terms. EBIT before special items climbed EUR 92 million to EUR 207 million. The sales and earnings growth was due to the acquisitions as well as strong demand for products from the Chemicals and Plastics segments. The measures to increase efficiency that were initiated in 2006 also contributed to the rise in earnings.

    In South America, Africa, Middle East, first-quarter sales by location of company rose by 49 percent in local currency terms and by 41 percent in euro terms. EBIT before special items increased by EUR 21 million to EUR 53 million. The activities of the Catalysts division in South Africa and the Agricultural Products division in South America contributed to the expansion of the business. Higher prices for agricultural produce improved the economic situation for farmers in Brazil, thus increasing demand for crop protection products.

    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's high-value products and intelligent system solutions help its customers to be more successful. BASF develops new technologies and uses them to meet the challenges of the future and open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has approximately 95,000 employees and posted sales of EUR 52.6 billion in 2006. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich
(AN). Further information on BASF is available on the Internet at www.basf.com.

    On April 26, 2007, you can obtain further information from the Internet at the following addresses:

    Interim Report (from 7:30 a.m. CEST)

    corporate.basf.com/interimreport (English)

    corporate.basf.com/zwischenbericht (German)

    Press release (from 7:30 a.m. CEST)

    corporate.basf.com/pressrelease (English)

    corporate.basf.com/pressemitteilungen (German)

    Live Transmission-Telephone Conference for Analysts

    (from 8:30 a.m. CEST)

    corporate.basf.com/share (English)

    corporate.basf.com/aktie (German)

    Live Transmission - Speech Dr. Jurgen Hambrecht

    (from 10:00 a.m. CEST)

    corporate.basf.com/shareholdermeeting (English)

    corporate.basf.com/hauptversammlung (German)

    Speech Dr. Jurgen Hambrecht - print version

    (from 11:30 a.m. CEST)

    corporate.basf.com/pcon (English)

    corporate.basf.com/pk (German)

    Photos (from 7:30 a.m. CEST)

    corporate.basf.com/photos (English)

    corporate.basf.com/fotos (German)

    Photos from the Annual Meeting

    (from 1:00 p.m. CEST)

    corporate.basf.com/photos (English)

    corporate.basf.com/fotos (German)

    Information about BASF shares

    corporate.basf.com/share (English)

    corporate.basf.com/aktie (German)

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    Powerful Start to 2007

    First-Quarter

    Results 2007

    January - March 2007

    Published on April 26, 2007

    BASF Group First-Quarter Results 2007

Overview
                                                     1st Quarter
Million EUR                                                     Change
                                                  2007    2006    in %
Sales                                           14,632  12,515   16.9
Income from operations before depreciation
and amortization (EBITDA)                        2,673   2,401   11.3
Income from operations (EBIT) before special
items                                            2,116   1,865   13.5
Income from operations (EBIT)                    2,010   1,849    8.7
Financial result                                   (94)     21      .
Income before taxes and minority interests       1,916   1,870    2.5
Net income                                       1,035     950    8.9
Earnings per share (EUR )                         2.08    1.87   11.2
EBIT before special items in percent of sales     14.5    14.9      -
Cash provided by operating activities              701   1,448  (51.6)
Additions to long-term assets(1)                   439     600  (26.8)
   Excluding acquisitions                          439     473   (7.2)
Amortization and depreciation(1)                   663     552   20.1
Segment assets (end of period)(2)               38,367  29,680   29.3
Personnel costs                                  1,595   1,392   14.6
Number of employees (end of period)             94,956  79,926   18.8

    (1) Tangible and intangible fixed assets

    (2) Tangible and intangible fixed assets, inventories and business-related receivables

Q1 2007                    Sales              EBIT
                                              BEFORE SPECIAL ITEMS
CHANGE COMPARED
WITH PREVIOUS YEAR'S
QUARTER                                       Q1 2007
                                              compared with Q1 2006

                           +17%               -2%

    News from Our Innovation Centers

    Environmental technology for diesel motors: Exhaust specialists from BASF Catalysts are developing diesel oxidation catalysts and catalyzed soot filters. Innovative solutions are also able to neutralize nitrogen oxides in exhaust fumes.

    The number of diesel vehicles in Europe is continuing to rise, and their lower fuel consumption is easier on their drivers' wallets. Diesel exhaust fumes, however, are a real challenge for the specialists at BASF Catalysts: Diesel engines run at lower temperatures. Their main problem is that this results in uncombusted fuel and soot particles in the exhaust, which would rapidly clog up normal catalysts. To solve this problem BASF's experts have developed special diesel oxidation catalysts and catalyzed soot filters. These initially trap the soot and then burn it using a combination of catalysts and engine controls to govern the oxygen content and temperature. The terms "soot filter" or "particle filter" therefore fall a long way short of describing the innovative technology involved.

    Diesel engines also require a "lean" air-fuel mixture that results in a high content of residual oxygen in the exhaust gas. This considerably impedes the conversion of nitrogen oxides to nitrogen. But here too, the experts at BASF Catalysts are busy developing technical solutions: The nitrogen oxides are initially stored chemically while the engine is operated in the "lean" mode. When the storage capacity is exhausted, the engine automatically switches to a "rich" air-fuel mixture for a short time, allowing the catalyst to convert the stored nitrogen oxides into nitrogen and oxygen. When the storage catalyst is regenerated, the engine can switch back to the lean mixture, which both enhances engine performance and the combustion of soot particles.

    Vehicle catalysts are tested under long-term conditions at BASF's catalyst testing facility in Union, New Jersey. Complex electronic sensors are used to record all exhaust gas values during testing. The experts at BASF Catalysts are among the leading innovators in the development and optimization of catalysts for gasoline and diesel engines.

In addition to exhaust catalysts for cars and trucks, there are numerous additional applications in environmental technology:

-- Catalysts for large-scale plants: In power plants, catalysts reduce emissions of nitrogen oxides and carbon monoxide.
-- Air purification: Catalytic filters are used in airplane cabins to ensure low concentrations of irritating ozone gas.
-- Catalysts for small engines: Tailor-made solutions are developed for motorbikes, lawnmowers and chainsaws.

    An umbrella for fungi: Hydrophobin, a protein obtained from fungi that causes water droplets to roll off, is stimulating the imagination of biotechnologists and developers at BASF. If produced on a large scale, it could be used in the future to make car windscreens and other surfaces water repellent.

    Hydrophobin has a broad range of physical and chemical properties that result in numerous possible applications: It could be used, for example, as a bonding agent between a variety of materials, or as an emulsifier for oil-water mixtures. Once it has fulfilled its function, the protein is naturally biodegraded.

    Methods from the area of biotechnology are currently being used in BASF's research labs to produce what are known as performance proteins. Nature offers countless examples of proteins with interesting and promising properties. Technical advances in fermentation - an area within BASF's white (industrial) biotechnology cluster - are enabling BASF to synthesize some of these proteins on an industrial scale for the first time. This will allow consumers to benefit from the special properties of these natural substances in their everyday life.

    One example of a new product from BASF's research labs is hydrophobin. This water-repellent protein is found in nature on the skin of fungi, where it causes raindrops to simply roll off. BASF's biotechnologists have isolated the gene responsible for producing hydrophobin and transferred it to the bacterium E. coli. BASF is the first company able to produce hydrophobin in industrial quantities. Potential applications, for example in detergents, are currently being tested.

    BASF has almost three decades of experience in the field of white biotechnology. These activities use microorganisms or isolated enzymes to manufacture products such as proteins and chiral intermediates as starting materials for crop protection and pharmaceutical active ingredients.

Research at BASF combines key technology-driven issues of the future in five growth clusters for which it has earmarked EUR 850 million for 2006 through 2008.

    BASF First-Quarter Results 2007

    Contents

    2 BASF Group Business Review

    4 BASF Shares

    5 Significant Events and Outlook

    6 Chemicals

    7 Plastics 8 Performance Products

    9 Agricultural Products & Nutrition

    10 Oil & Gas

    11 Regions

    12 Overview of Other Topics

    13 Consolidated Statements of Income

    14 Consolidated Balance Sheets

    15 Consolidated Statements of Cash Flows

    16 Consolidated Statements of Recognized Income and Expense

    17 Consolidated Statements of Stockholders' Equity

    18 Segment Reporting

    19 Explanations to the Interim Financial Statements

    Front cover: Overview 1st Quarter 2007 News from Our Innovation
Centers

    Back cover: Important Dates Contacts

    Cover photo: Sandra Cosmo and Edson Oliveira Santos, production workers at BASF S.A.'s coatings plant in Sao Bernardo do Campo, Brazil.

Q1 2007              EARNINGS PER SHARE






                     EUR 2.08 (+11%)

    BASF Group Business Review

    Sales

    Compared with the same period of 2006, sales in the first quarter rose 17% to EUR 14.6 billion. This was due primarily to the acquisitions in mid-2006, as well as higher volumes and sales prices in the chemical businesses. Disregarding currency effects, in particular from the depreciation of the U.S. dollar, sales increased by 21%.

    Factors influencing sales

% of sales                        1st Quarter
Volumes                                    2
Prices                                     4
Acquisitions/divestitures                 15
Currencies                                (4)
                                          17

    The sales growth was highest in the Chemicals segment thanks to the contribution of the new Catalysts division, as well as higher volumes and increased sales prices in the Inorganics, Petrochemicals and Intermediates divisions.

    Sales rose in all divisions in the Plastics segment. The Styrenics division in particular increased sales prices significantly and posted higher volumes.

    In the Performance Products segment, all divisions recorded higher sales as a result of the acquisitions. The Construction Chemicals division developed very positively thanks to strong growth in the construction industry in Europe and Asia.

    Both divisions in the Agricultural Products & Nutrition segment posted higher volumes. In the Agricultural Products division, sales declined compared with the same period of 2006 due to divestitures and currency translation effects. In the Fine Chemicals division, however, the acquired personal care products led to a significant increase in sales.

    Volumes declined in the Oil & Gas segment. Sales were at approximately the same level as in the first quarter of 2006. The lower oil price led to a decline in sales in the exploration and production business. This was largely offset by higher sales prices in the natural gas trading business.

    First-quarter sales by segment

Million EUR
Chemicals            2007      3,489       56%
                     2006      2,239
Plastics             2007      3,348        8%
                     2006      3,091
Performance          2007      2,826       32%
Products             2006      2,147
Agricultural         2007      1,375        0%
Products
& Nutrition          2006      1,376
Oil & Gas            2007      2,970      (1)%
                     2006      2,985

BASF Group


-- Sales up 17%
-- EBIT before special items up 13%
-- Earnings jump in the Chemicals segment
-- Acquisitions make significant contribution to rise in earnings

    Earnings

    Compared with the first quarter of 2006, we increased income from operations (EBIT) before special items by 13% to EUR 2,116 million.

    Earnings in the Chemicals segment almost doubled, and were significantly higher in all divisions. Margins improved, in particular for petrochemicals. The Catalysts division also made a major contribution to the earnings growth.

    In the Plastics segment, earnings declined slightly because the Polyurethanes division did not quite match the strong performance of the previous year's first quarter. Earnings improved in the Styrenics business due to the expansion of the business and improved efficiency.

    Earnings in the Performance Products segment were lower than in the first quarter of 2006 as a result of persistent pressure on margins for functional polymers. This could not be offset by the earnings contributions from the acquired businesses.

    Both divisions in the Agricultural Products & Nutrition segment posted higher earnings. The earnings situation in Brazil improved in the Agricultural Products division. In the Fine Chemicals division, earnings increased as a result of the restructuring measures initiated in 2006 and the contribution from the acquired personal care business.

    In the Oil & Gas segment, a rise in the contribution from the natural gas trading business kept earnings at the previous year's strong level despite the decline in oil prices.

    Compared with the same period of 2006, first-quarter EBIT after special items rose by 9% to EUR 2,010 million. Special items in income from operations were related to integration costs for the acquisitions made in 2006 and expenses for restructuring that are recorded under "Other" until they are implemented in the course of the year.

    The financial result declined by EUR 115 million to EUR
(94) million. Interest expenses rose in connection with financing for the acquisitions made in mid-2006. The previous year's first quarter contained proceeds from the sale of securities.

    Income before taxes and minority interests rose by 2% to EUR 1,916 million.

    The tax rate declined from 46% to 40% as a result of the acquisitions and the lower contribution to the BASF Group's earnings from the Oil & Gas segment. In the first quarter, foreign taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 258 million compared with EUR 272 million in the same period of 2006.

    Net income rose by 9% to EUR 1,035 million. Earnings per share were EUR 2.08 compared with EUR 1.87 in the first quarter of 2006.

    First-quarter EBIT before special items

Million EUR
Chemicals            2007        628       98%
                     2006        317
Plastics             2007        325      (2)%
                     2006        332
Performance          2007        229      (8)%
Products             2006        248
Agricultural         2007        257       15%
Products
& Nutrition          2006        224
Oil & Gas            2007        845        0%
                     2006        848

Special items
           1st Quarter 2nd Quarter 3rd Quarter 4th Quarter  Full Year
Million
 EUR       2007  2006  2007  2006  2007  2006  2007  2006  2007  2006
- Income
from
operations (106)  (16)       (113)       (177)       (201)       (507)
-
 Financial
result        -     -           -           -           -           -
           (106)  (16)       (113)       (177)       (201)       (507)

    BASF Shares

Overview BASF shares

Performance (with dividends reinvested)
BASF                                            %      14.1      17.5
DAX 30                                          %       4.9      22.1
DJ EURO STOXX 50                                %       1.7      18.1
DJ Chemicals                                    %       7.0      21.2
MSCI World Chemicals                            %       6.3      15.8

Share prices and trading (XETRA)
Average                                      EUR      76.21     64.82
High                                         EUR      84.28     74.24
Low                                          EUR      71.95     58.97
Close (end of period)                        EUR      84.28     73.85
                                          Million
Average daily trade                        shares       3.8       3.1
                                         Billion
Market capitalization (end of period)        EUR       42.2      37.0

    Strong performance of BASF shares

    BASF shares increased in value by 14% in the first three months of 2007. As a result, our shares outperformed the German and European stock markets, whose key indices DAX 30 and DJ EURO STOXX 50 rose by approximately 5% and 2%, respectively, in the same period. In the first quarter, BASF shares also outperformed the global industry indices DJ Chemicals and MSCI World Chemicals, which increased by 7% and 6%, respectively.

    Attractive dividend policy

    The proposed dividend of EUR 3.00 per share for 2006 is 50% higher than in the previous year. We aim to increase our dividend further in the future, or at least maintain it at the previous year's level.

    Further share buybacks

    In the first quarter of 2007, we purchased 4.98 million of our own shares for a total of EUR 381 million or EUR 76.50 per share under our EUR 3 billion buyback program. The goal of this program, which is to run until the end of 2008, is to increase our earnings per share and further optimize our balance sheet structure.

    Inclusion in Global 100 sustainability ranking

    In January, BASF was included in the Global 100 list by the New York research house Innovest for the second year in succession. The Global 100 list comprises the world's most successful companies in the areas of environmental protection, social affairs and corporate governance.

    Investor relations award

    BASF was awarded first place in a ranking of 145 investor relations websites of companies in 33 countries performed by the financial communications consulting firm MZ Consult.

    > Up-to-date information on BASF shares is available on the Internet at corporate.basf.com/share.

BASF Shares


-- BASF shares rise 14% in first quarter
-- Shares bought back for EUR 381 million in the first three months of
 2007


    Significant Events and Outlook

    Significant events

    The Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft have resolved to propose to the Annual Meeting on April 26, 2007 the transformation of BASF Aktiengesellschaft into a European Company (Societas Europaea, SE) with the name BASF SE. We consider the European Company to be a modern legal form for a global company whose home market is in Europe. The company's headquarters and chief administrative offices will remain in Ludwigshafen, Germany.

    Subject to antitrust approval, BASF plans to sell the majority of its premix business to the Dutch animal feed group Nutreco as part of its global program to increase efficiency in the Fine Chemicals division. In addition, the closure of the production plant for lysine in Gunsan, South Korea, by mid-2007 was announced at the end of March.

    On March 21, 2007, BASF and Monsanto announced a long-term research and development and commercialization collaboration in plant biotechnology. The collaboration is effective immediately. Over the life of the collaboration, the two companies will dedicate a joint budget of potentially $1.5 billion to the joint development of high yielding crops and crops that are more tolerant to adverse environmental conditions. The first products developed as part of this collaboration are expected to be commercialized in the first half of the next decade.

    Outlook

    We continue to expect the following conditions in 2007:

    --  Global economic growth of 3.2%

    --  Average oil prices (Brent) of about $55/barrel

    -- An average euro/dollar exchange rate of $1.30 per euro and moderately higher interest rates, primarily in Europe

    Major risk factors are associated with an escalation in geopolitical trouble spots.

    The good start in the first quarter confirms our positive outlook for 2007.

    We expect significantly higher sales based on the acquisitions made in 2006 and organic growth. We expect to at least match the previous year's strong EBIT before special items despite our assumption of a lower average oil price in 2007.

 POWERFUL START TO 2007

-- Transformation of BASF Aktiengesellschaft into a European Company
 (BASF SE) planned
-- Long-term plant biotechnology cooperation with Monsanto
-- Good start to 2007 confirms positive outlook:
 Significant increase in sales;
 EBIT before special items to at least match the previous year's strong level

    Chemicals

Segment data                                        1st Quarter
Million EUR                                                     Change
                                                 2007    2006     in %
Sales                                           3,489   2,239      56
  Thereof Inorganics                              292     285       2
          Catalysts                             1,200      21       .
          Petrochemicals                        1,384   1,374       1
          Intermediates                           613     559      10
EBITDA                                            786     452      74
EBIT before special items                         628     317      98
EBIT before special items in percent of sales    18.0    14.2       -
EBIT                                              618     317      95
Assets                                         10,444   6,198      69

    Compared with the same period of 2006, first-quarter sales in the Chemicals segment rose significantly (volumes 5%, prices 3%, portfolio 53%, currencies -5%). In addition to higher sales volumes and prices, the sales growth was due in particular to the acquisition of the catalysts business. Earnings almost doubled compared with the first quarter of 2006.

    Inorganics

    Demand remained strong, and we increased the prices of our products. Sales of inorganic specialties, glues and impregnating resins and inorganic basic chemicals grew particularly strongly.
Earnings rose as a result of the improvement in margins.

    Catalysts

    Sales developed particularly positively in the European business with catalysts for diesel engines, the global business with refinery catalysts, and the materials services business. The division contributed significantly to the segment's EBIT even after taking account of special charges for the integration.

    Petrochemicals

    Thanks to continued strong demand, sales were at the same level as in the first quarter of 2006. Earnings increased significantly due to strong margins for cracker products in Europe and Asia and the positive development of the global solvents and plasticizers businesses.

    Intermediates

    We posted sales growth worldwide in almost all areas of the portfolio. Strong demand enabled us to increase sales prices. Earnings increased significantly compared with the first quarter of 2006. This was due in particular to high capacity utilization rates, as well as lower fixed costs as a result of the restructuring measures that we have initiated.

CHEMICALS                 Sales                  EBIT
                                                 before special items
-- Record sales and
 earnings
-- All divisions          Q1 2007                Q1 2007
 contribute to strong     compared with Q1 2006  compared with Q1 2006
 earnings growth
-- Significant
 contribution from
 acquired catalysts
 business
                          +56%                   +98%

    Plastics

Segment data                                      1st Quarter
Million EUR                                                     Change
                                              2007      2006      in %
Sales                                        3,348     3,091        8
  Thereof Styrenics                          1,339     1,151       16
          Performance Polymers                 785       750        5
          Polyurethanes                      1,224     1,190        3
EBITDA                                         452       456       (1)
EBIT before special items                      325       332       (2)
EBIT before special items in percent
of sales                                       9.7      10.7        -
EBIT                                           325       331       (2)
Assets                                       6,856     6,894       (1)

    Sales in the Plastics segment rose as a result of higher volumes and prices (volumes 4%, prices 9%, currencies -5%). Earnings were slightly lower than in the first quarter of 2006 due to a decline in the Polyurethanes division.

    Styrenics

    Higher sales volumes and significantly higher prices led to strong sales growth. Business developed particularly positively in Europe and Asia, where we benefited from strong demand in the construction sector.

    Due to rapidly rising demand for products for thermal insulation, we will increase production capacity for our innovative insulating foam Neopor(R) in Ludwigshafen from 60,000 to 190,000 metric tons per year by the end of 2008 and are starting production of Neopor in Asia.

    Earnings more than doubled compared with the weak first quarter of 2006. This was also due to the ongoing measures to increase the profitability of the division.

    Performance Polymers

    Sales were higher than in the first quarter of the previous year due to higher sales prices. In Asia, we increased sales volumes, among other things due to the new capacity for Ultradur(R) in Kuantan, Malaysia. We passed on increases in raw material prices in the form of higher prices. Earnings rose compared with the first quarter of 2006.

    Polyurethanes

    Sales rose only slightly compared with the same period of the previous year as a result of the shutdown of the TDI plant in Geismar, Louisiana; prices remained stable. Demand and volumes continued to develop positively, especially in Europe and Asia. As a result of the difficulties with the TDI plant and higher raw material costs, it was not possible to match the very strong earnings posted in the first quarter of 2006.

    We have strengthened our position in the attractive Benelux market by acquiring a Dutch polyurethanes systems house.

PLASTICS                  Sales                  EBIT
                                                 before special items

-- Strong business in
 Europe and Asia
-- Improved earnings      Q1 2007                Q1 2007
 situation in Styrenics   compared with Q1 2006  compared with Q1 2006
 division
-- Shutdown of a TDI
 plant impacts earnings
 in Polyurethanes
 division                 +8%                    -2%

    Performance Products

Segment data                                      1st Quarter
Million EUR                                                     Change
                                              2007      2006      in %
Sales                                        2,826     2,147       32
  Thereof Construction Chemicals               458         -        -
          Coatings                             621       591        5
          Functional Polymers                  852       792        8
          Performance Chemicals                895       764       17
EBITDA                                         355       329        8
EBIT before special items                      229       248       (8)
EBIT before special items in percent of
sales                                          8.1      11.6        -
EBIT                                           219       247      (11)
Assets                                       9,882     4,936      100

    The strong sales growth was due to the businesses acquired in June and July 2006 (volumes 2%, prices 1%, portfolio 33%, currencies -4%). Earnings before special items were lower than in the first quarter of 2006. Earnings were negatively impacted by ongoing margin pressure for acrylic monomers and paper chemicals.

    Construction Chemicals

    In Europe, the business grew strongly thanks to the mild weather and the robust construction industry. In Asia, negative currency effects in Japan were offset by growth in China, Australia and Indonesia. In North America, the business was negatively impacted as a result of the harsh winter and a decline in construction activity. The overall positive earnings trend in 2006 continued in the first quarter.

    Coatings

    First-quarter sales were higher than in 2006. Sales of automotive
(OEM) coatings increased despite a decline in production at some North American automobile manufacturers. Sales of refinish coatings were weaker, while sales of architectural coatings and industrial coatings rose, in particular thanks to the activities acquired from Degussa in 2006. Earnings declined compared with the previous year, primarily due to the weaker business in North America.

    Functional Polymers

    Sales increased compared with the previous year's first quarter as a result of the acquisitions. Persistently high raw material costs and competitive pressure due to high capacities, in Asia especially, had a negative impact on margins for acrylic monomers and paper chemicals. Earnings were therefore significantly lower than in the strong first quarter of 2006.

    Performance Chemicals

    Sales rose significantly, in particular due to the activities acquired in 2006. Sales of performance chemicals for detergents and formulators also increased, whereas sales of performance chemicals for textile and leather declined. First-quarter earnings were higher than in 2006, primarily due to the contribution of the acquired businesses.

PERFORMANCE PRODUCTS       Sales                 EBIT
                                                 before special items

-- Strong sales growth due Q1 2007               Q1 2007
 to acquisitions in 2006   compared with Q1 2006 compared with Q1 2006
-- Ongoing margin pressure
 for acrylic monomers and
 paper chemicals
-- Earnings lower than in
 first quarter of 2006     +32%                  - 8%

    Agricultural Products & Nutrition

Overview Agricultural Products                    1st Quarter
Million EUR                                                     Change
                                             2007      2006       in %
Sales                                         897       928        (3)
EBITDA                                        268       333       (20)
EBIT before special items                     225       213         6
EBIT before special items in percent of
sales                                        25.1      23.0         -
EBIT                                          220       280       (21)
Assets                                      4,880     5,365        (9)

    Sales in the Agricultural Products division declined slightly compared with the first quarter of 2006 due to the divestiture of large parts of the generics business of Micro Flo Company as well as the global business with the active ingredient terbufos (volumes 6%, prices -1%, portfolio -4%, currencies -4%). Currency effects also had a negative impact on sales.

    In Brazil, we increased sales volumes, in particular of products for sugarcane. In addition, we benefited from a gradual recovery in the market for soybeans. Although earnings before special items improved, EBIT declined compared with the same period of the previous year. In 2006, the special gain from the sale of the generics business of Micro Flo Company increased earnings.

Overview Fine Chemicals                           1st Quarter
Million EUR                                                     Change
                                             2007      2006       in %
Sales                                         478       448         7
EBITDA                                         55        40        38
EBIT before special items                      32        11       191
EBIT before special items in percent of
sales                                         6.7       2.5         -
EBIT                                           28        10       180
Assets                                      1,551     1,489         4

    Sales increased in the Fine Chemicals division, in particular due to the acquired personal care business (volumes 5%, prices -1%, portfolio 7%, currencies -4%). We increased volumes in other parts of the portfolio, especially for UV absorbers and Pharma Solutions. Earnings improved significantly compared with the previous year's first quarter, also as a result of a reduction in fixed costs.

    In February, we signed an agreement to sell the premix business in eight countries to the Dutch animal feed group Nutreco. In mid-2007, we will close the production plant for lysine in Gunsan, South Korea, and will thus exit this business. Both of these measures are part of our global program to increase efficiency.

AGRICULTURAL PRODUCTS                 Sales             EBIT before
& NUTRITION                           Q1 2007           special
                                      compared with Q1  items
                                      2006              Q1 2007
                                                        compared
                                                        with Q1 2006
-- Agricultural Products benefits     Agricultural      Agricultural
 from gradual market recovery in      Products          Products
 Brazil                               -3%               +6%

-- Fine Chemicals proceeds with
 program to increase efficiency
                                      Fine Chemicals    Fine Chemicals
                                      +7%               +191%

    Oil & Gas

Segment data                                      1st Quarter
Million EUR                                                     Change
                                             2007      2006       in %
Sales                                       2,970     2,985        (1)
  Thereof Exploration and production          972     1,081       (10)
          Natural gas trading               1,998     1,904         5
EBITDA                                        969       953         2
  Thereof Exploration and production          623       707       (12)
          Natural gas trading                 346       246        41
EBIT before special items                     845       848         0
  Thereof Exploration and production          533       638       (16)
          Natural gas trading                 312       210        49
EBIT before special items in percent of
sales                                        28.5      28.4         -
  Thereof Exploration and production         54.8      59.0         -
          Natural gas trading                15.6      11.0         -
EBIT                                          845       848         0
  Thereof Exploration and production          533       638       (16)
          Natural gas trading                 312       210        49
Assets                                      4,754     4,798        (1)
  Thereof Exploration and production        2,163     2,123         2
          Natural gas trading               2,591     2,675        (3)

    Segment sales were at the level of the first quarter of 2006
(volumes -6%, prices/currencies 5%). Earnings were also at the same level as in the first quarter of the previous year due to a higher contribution from natural gas trading.

    Volumes in the exploration and production business declined slightly, in particular due to scheduled maintenance shutdowns in natural gas production in Argentina. Compared with the first quarter of 2006, the average price of Brent crude declined by 7% to approximately $58/barrel. In euro terms, this corresponds to an decrease of 14% to approximately EUR 44/barrel. This resulted in a decline in earnings compared with the first quarter of 2006.

    Sales volumes in the natural gas trading business were lower than in the first quarter of 2006 due to the milder weather in Europe;
sales prices and margins improved, however. Sales and earnings were therefore considerably higher.

    The Norwegian energy ministry has assigned Wintershall a new offshore license. With a stake of 40%, Wintershall will participate with Norsk Hydro in the exploration block 6407/9. Norway is the world's fourth largest producer of natural gas and one of the most important suppliers to the European Union.

OIL & GAS                             Sales              EBIT
                                                         before
                                                         special
                                                         items

-- Decline in oil prices negatively   Q1 2007            Q1 2007
 impacts earnings in exploration and  compared with      compared with
 production                           Q1 2006            Q1 2006
-- Higher contribution to earnings
 from natural gas trading
                                      -1%                0%

    Regions

Overview Regions                Sales                   Sales
                        (location of company)  (location of customer)
                                        Change                  Change
Million EUR               2007    2006    in %   2007    2006     in %
1st Quarter
Europe                   8,860   7,786     14   8,441   7,415      14
  Thereof Germany        6,544   5,757     14   3,391   2,972      14
North America (NAFTA)    3,036   2,637     15   3,049   2,617      17
Asia Pacific             2,111   1,648     28   2,228   1,777      25
South America, Africa,
Middle East                625     444     41     914     706      29
                        14,632  12,515     17  14,632  12,515      17

Overview Regions                EBIT before special
                                        items
                                                Change
Million EUR                     2007    2006      in %
1st Quarter
Europe                         1,591   1,420       12
  Thereof Germany              1,199   1,015       18
North America (NAFTA)            265     298      (11)
Asia Pacific                     207     115       80
South America, Africa,
Middle East                       53      32       66
                               2,116   1,865       13

    Sales by location of company in Europe increased by 14% in the first quarter of 2007. EBIT before special items rose by EUR
171 million to EUR 1,591 million. This was due both to the acquired businesses and organic growth in the chemical businesses. Earnings in the Oil & Gas segment matched the previous year's level despite the decline in oil prices.

    As a result of the acquisitions, companies in North America increased sales by 23% in dollar terms and by 15% in euro terms. EBIT before special items declined by EUR 33 million to EUR 265 million. Earnings were reduced by the shutdown of the TDI plant in Geismar, Louisiana, as well as by weaker demand from the automotive industry. This could not be fully offset by the acquired businesses.

    In Asia Pacific, we increased sales by 37% in local currency terms and by 28% in euro terms. EBIT before special items climbed EUR
92 million to EUR 207 million. The sales and earnings growth was due to the acquisitions as well as strong demand for products from the Chemicals and Plastics segments. The measures to increase efficiency that were initiated in 2006 also contributed to the rise in earnings.

    In South America, Africa, Middle East first-quarter sales by location of company rose by 49% in local currency terms and by 41% in euro terms. EBIT before special items increased by EUR 21 million to EUR 53 million. The activities of the Catalysts division in South Africa and the Agricultural Products division in South America contributed to the expansion of the business. Higher prices for agricultural produce have improved the economic situation for farmers in Brazil, thus increasing demand for crop protection products.

FROM THE REGIONS


-- Europe: Earnings improve due to acquisitions and organic growth -- North America: Shutdown of TDI plant negatively impacts earnings -- Asia: Profitable growth in Chemicals and Plastics segments
-- South America: Agricultural Products business improves

    Overview of Other Topics

    Research and development

    In 2007, BASF is planning to launch two new active ingredients: the rice fungicide orysastrobin and the insecticide metaflumizone. The peak sales potential of BASF's development pipeline of innovative crop protection active ingredients is EUR 800 million. The Agricultural Products division is currently working on developing seven new active ingredients and on one new herbicide tolerance project. Seven additional crop protection active ingredients with a peak sales potential of EUR 1,000 million are currently being introduced to the market.

    The collaboration agreement with Monsanto that was signed in March shows that BASF's innovativeness makes it an attractive partner in the area of plant biotechnology. The collaboration focuses on developing and marketing high yielding crops and crops that are more tolerant to adverse environmental conditions such as heat and drought. The joint pipeline will include the companies' existing and planned yield and stress tolerance programs for the globally important crops corn (maize), soybeans, cotton and canola (oilseed rape). The companies also announced that they had entered into a separate development and commercialization collaboration to research methods to control the soybean cyst nematode, a parasitic worm that can limit and destroy yields for soybean farmers.

    Over the life of the collaboration, BASF and Monsanto will dedicate a combined budget of potentially $1.5 billion to the joint development pipeline. This results in an increase in BASF's research costs for plant biotechnology, which are recorded under "Other."

    The innovative insulating foam Neopor(R) needs less material to achieve the same insulation quality as Styropor(R), thus making a key contribution to energy efficiency and climate protection. Silver-gray Neopor is primarily used to insulate buildings and contains special graphite particles that reflect heat waves like a mirror. Thanks to strong demand, BASF will triple production capacity for Neopor in Ludwigshafen by the end of 2008 and will also start producing this insulating material in South Korea.

    Employees

    Compared with the end of 2006, the number of BASF Group employees declined by 291 to 94,956. As a result, the number of employees declined by 0.7% in Europe and by 0.6% in North America. In the South America, Africa, Middle East region and in Asia Pacific, the number of employees rose by 0.9% and 1.5%, respectively.

    As a result of the acquisitions, personnel costs increased by 15% compared with the same period of 2006 and amounted to EUR 1,595 million in the first quarter of 2007.


RESEARCH AND DEVELOPMENT            Research costs by segment
                                    First quarter 2007
-- Collaboration with Monsanto to
 develop and market stress-tolerant 1 Chemicals                    13%
 and high yielding crops            2 Plastics                     11%
-- Innovative insulating foam       3 Performance Products         23%
 Neopor(R)ensures greater energy      Agricultural Products &
 efficiency                         4 Nutrition                    26%
                                    5 Corporate research, Other    27%
                                                                  100%

    Consolidated Statements of Income

                                                   1st Quarter
Million EUR                                                     Change
                                                  2007    2006    in %
Sales                                           14,632  12,515   16.9

Cost of sales                                   10,355   8,888   16.5
Gross profit on sales                            4,277   3,627   17.9
Selling expenses                                 1,325   1,103   20.1
General and administrative expenses                246     186   32.3
Research and development expenses                  345     305   13.1
Other operating income                             156     250  (37.6)
Other operating expenses                           507     434   16.8
Income from operations                           2,010   1,849    8.7
Income from financial assets                        18      15   20.0
Interest result                                   (112)    (48)     .
Other financial result                               -      54      -
Financial result                                   (94)     21      .
Income before taxes and minority interests       1,916   1,870    2.5
Income taxes                                       775     853   (9.1)
Income before minority interests                 1,141   1,017   12.2
Minority interests                                 106      67   58.2
Net income                                       1,035     950    8.9

Earnings per share
Number of shares, in million (weighted)            497     509   (2.4)
Dilutive effect                                      -       -      -
Earnings per share (EUR )
  Undiluted                                       2.08    1.87   11.2
  Diluted                                         2.08    1.87   11.2

                                             Full Year
Million EUR                                        2006
Sales                                            52,610

Cost of sales                                    37,698
Gross profit on sales                            14,912
Selling expenses                                  4,995
General and administrative expenses                 893
Research and development expenses                 1,277
Other operating income                              934
Other operating expenses                          1,931
Income from operations                            6,750
Income from financial assets                         72
Interest result                                    (372)
Other financial result                               77
Financial result                                   (223)
Income before taxes and minority interests        6,527
Income taxes                                      3,061
Income before minority interests                  3,466
Minority interests                                  251
Net income                                        3,215

Earnings per share
Number of shares, in million (weighted)             504
Dilutive effect                                       -
Earnings per share (EUR )
  Undiluted                                        6.37
  Diluted                                          6.37

    Consolidated Balance Sheets

Assets
Million EUR                                      March   March  Change
                                                   31,     31,    in %
                                                  2007    2006
Long-term assets
Intangible assets                               8,888   3,662   142.7
Property, plant and equipment                  14,772  13,976     5.7
Investments accounted for using the equity
method                                            672     267   151.7
Other financial assets                          1,181     866    36.4
Deferred taxes                                    622   1,046   (40.5)
Other long-term assets                            698     521    34.0
                                               26,833  20,338    31.9
Short-term assets
Inventories                                     6,372   5,364    18.8
Accounts receivable, trade                      8,714   7,529    15.7
Other receivables and miscellaneous
short-term assets                               3,056   1,694    80.4
Marketable securities                              59     116   (49.1)
Cash and cash equivalents                         658   2,999   (78.1)
                                               18,859  17,702     6.5
Total assets                                   45,692  38,040    20.1

Assets
Million EUR                                  Dec. 31,     Change
                                                 2006       in %
Long-term assets
Intangible assets                              8,922       (0.4)
Property, plant and equipment                 14,902       (0.9)
Investments accounted for using the equity
method                                           651        3.2
Other financial assets                         1,190       (0.8)
Deferred taxes                                   622          -
Other long-term assets                           612       14.1
                                              26,899       (0.2)
Short-term assets
Inventories                                    6,672       (4.5)
Accounts receivable, trade                     8,223        6.0
Other receivables and miscellaneous
short-term assets                              2,607       17.2
Marketable securities                             56        5.4
Cash and cash equivalents                        834      (21.1)
                                              18,392        2.5
Total assets                                  45,291        0.9

Stockholders' equity
Million EUR                                      March   March Change
                                                   31,     31,   in %
                                                  2007    2006
Stockholders' equity
Subscribed capital                              1,267   1,301   (2.6)
Capital surplus                                 3,157   3,118    1.3
Retained earnings                              13,974  12,525   11.6
Other comprehensive income                        329     680  (51.6)
Minority interests                                568     478   18.8
                                               19,295  18,102    6.6
Long-term liabilities
Provisions for pensions and similar
obligations                                     1,446   1,419    1.9
Other provisions                                3,055   2,788    9.6
Deferred taxes                                  1,396     640  118.1
Financial indebtedness                          5,783   3,629   59.4
Other long-term liabilities                       947   1,033   (8.3)
                                               12,627   9,509   32.8
Short-term liabilities
Accounts payable, trade                         3,791   2,770   36.9
Provisions                                      2,994   3,046   (1.7)
Tax liabilities                                 1,163   1,252   (7.1)
Financial indebtedness                          3,803   1,719  121.2
Other short-term liabilities                    2,019   1,642   23.0
                                               13,770  10,429   32.0
Total stockholders' equity and liabilities     45,692  38,040   20.1

Stockholders' equity
Million EUR                                    Dec. 31,     Change
                                                   2006       in %
Stockholders' equity
Subscribed capital                               1,279       (0.9)
Capital surplus                                  3,141        0.5
Retained earnings                               13,302        5.1
Other comprehensive income                         325        1.2
Minority interests                                 531        7.0
                                                18,578        3.9
Long-term liabilities
Provisions for pensions and similar
obligations                                      1,452       (0.4)
Other provisions                                 3,080       (0.8)
Deferred taxes                                   1,441       (3.1)
Financial indebtedness                           5,788       (0.1)
Other long-term liabilities                        972       (2.6)
                                                12,733       (0.8)
Short-term liabilities
Accounts payable, trade                          4,755      (20.3)
Provisions                                       2,848        5.1
Tax liabilities                                    858       35.5
Financial indebtedness                           3,695        2.9
Other short-term liabilities                     1,824       10.7
                                                13,980       (1.5)
Total stockholders' equity and liabilities      45,291        0.9

    Consolidated Statements of Cash Flows

                                                       1st Quarter
Million EUR                                             2007     2006
Net income                                             1,035      950
Depreciation and amortization of long-term assets        663      552
Changes in net working capital                        (1,031)      61
Miscellaneous items                                       34     (115)
Cash provided by operating activities                    701    1,448

Payments related to tangible and intangible assets      (465)    (493)
Acquisitions/divestitures                                (15)      (7)
Financial investments and other items                     (6)     195
Cash using in investing activities                      (486)    (305)

Proceeds from capital increases/repayments              (381)    (377)
Changes in financial liabilities                          50    1,407
Dividends                                                (66)     (85)
Cash provided by/used in financing activities           (397)     945

Net changes in cash and cash equivalents                (182)   2,088
Cash and cash equivalents as of beginning of year
and other changes                                        840      911
Cash and cash equivalents as shown on the balance
sheet                                                    658    2,999

    Cash provided by operating activities

    In the first quarter of 2007, cash provided by operating activities amounted to EUR 701 million compared with EUR 1,448 million in the same period of 2006. This significant decline was due to a higher level of net working capital. As a result of the expansion of the business and seasonal effects in the Agricultural Products division, receivables rose, while trade accounts payable declined significantly.

    Cash used in investing activities

    Cash used in investing activities amounted to EUR 486 million compared with EUR 305 million in the first quarter of 2006. The first quarter of 2006 contained a cash inflow from the sale of securities.

    Cash used in financing activities

    We used EUR 381 million to buy back shares. In the first quarter of 2007, we bought back 4.98 million shares for an average price of EUR 76.50 per share under the EUR 3 billion buyback program that is scheduled to run until the end of 2008.

    Cash and cash equivalents amounted to EUR 658 million as of March 31, 2007 compared with EUR 834 million as of the end of 2006. In the same period, financial indebtedness rose by EUR 103 million to EUR 9,586 million. Compared with year-end 2006, net debt increased by EUR 279 million to EUR 8,928 million.

    Consolidated Statements of Recognized Income and Expense

Income and expense items
                                                       1st Quarter
Million EUR                                             2007     2006
Net income before minority interests                   1,141    1,017

Fair value changes in available-for-sale securities        1       56
Cash-flow hedges                                          49       16
Change in foreign currency translation adjustments       (30)     (83)
Actuarial gains/losses from pensions and other
obligations                                               15       55
Deferred taxes                                           (10)     (14)
Minority interests                                        (3)      (5)
Total income and expenses recognized in equity            22       25

Total income and expense for the period                1,163    1,042
  Thereof BASF                                         1,060      979
  Thereof minority interests                             103       63

    Development of income and expense recognized directly in equity

                 Retained
                 earnings          Other comprehensive income
                            Foreign    Fair value  Cash-   Total of
                Actuarial   currency   changes in   flow     other
Million EUR      gains/   translation  available-  hedges comprehen-
                 losses   adjustments    for-sale         sive income
                                       securities

As of January
1, 2007             (782)          26         341    (42)        325
Additions             15            -           1     49          50
Releases               -          (30)          -      -         (30)
Deferred taxes         6            1           .    (17)        (16)
As of March 31,
2007                (761)          (3)        342    (10)        329

As of January
1, 2006             (894)         475         258    (37)        696
Additions             55            -          56     16          72
Releases               -          (83)          -      -         (83)
Deferred taxes        (9)           2          (1)    (6)         (5)
As of March 31,
2006                (848)         394         313    (27)        680

                        Total income
                        and expense
                         recognized
                        directly in
                           equity


Million EUR

As of January
1, 2007                        (457)
Additions                        65
Releases                        (30)
Deferred taxes                  (10)
As of March 31,
2007                           (432)

As of January
1, 2006                        (198)
Additions                       127
Releases                        (83)
Deferred taxes                  (14)
As of March 31,
2006                           (168)

    Consolidated Statements of Stockholders' Equity

1st Quarter 2007                Number of
                               subscribed
                                  shares  Subscribed  Capital Retained
                              outstanding    capital  surplus earnings
Million EUR
As of January 1, 2007        499,680,000      1,279    3,141   13,302

Share buy-back and
cancellation of own
shares including own shares
intended to be cancelled      (4,975,000)       (12)      16     (385)

Capital injection by
minority interests                     -          -        -        -

Dividends paid                         -          -        -        -

Net income                             -          -        -    1,035

Income and expense
recognized directly
in equity                              -          -        -       21

Change in scope of
consolidation and
other changes                          -          -        -        1

As of March 31, 2007         494,705,000      1,267    3,157   13,974

1st Quarter 2007                       Other                    Stock-
                                comprehensive  Minority       holders'
                                       income  interests        equity
Million EUR
As of January 1, 2007                    325        531        18,578

Share buy-back and
cancellation of own
shares including own shares
intended to be cancelled                   -          -          (381)

Capital injection by
minority interests                         -          -             -

Dividends paid                             -        (66)          (66)

Net income                                 -        106         1,141

Income and expense
recognized directly
in equity                                  4         (3)           22

Change in scope of
consolidation and
other changes                              -          -             1

As of March 31, 2007                     329        568        19,295

1st Quarter 2006                Number of
                              subscribed
                                  shares  Subscribed  Capital Retained
                              outstanding    capital  surplus earnings
Million EUR
As of January 1, 2006        514,379,000      1,317    3,100   11,928

Share buy-back and
cancellation of own
shares including own shares
intended to be cancelled      (6,259,000)       (16)      18     (398)

Capital injection by
minority interests                     -          -        -        -

Dividends paid                         -          -        -        -

Net income                             -          -        -      950

Income and expense
recognized directly
in equity                              -          -        -       46

Change in scope of
consolidation and
other changes                          -          -        -       (1)

As of March 31, 2006         508,120,000      1,301    3,118   12,525

1st Quarter 2006                   Other com-                   Stock-
                                  prehensive    Minority      holders'
                                       income   interests       equity
Million EUR
As of January 1, 2006                    696         482       17,523

Share buy-back and
cancellation of own
shares including own shares
intended to be cancelled                   -           -         (396)

Capital injection by
minority interests                         -          18           18

Dividends paid                             -         (85)         (85)

Net income                                 -          67        1,017

Income and expense
recognized directly
in equity                                (16)         (5)          25

Change in scope of
consolidation and
other changes                              -           1            -

As of March 31, 2006                     680         478       18,102

    Segment Reporting

1st Quarter
                                  Sales                 EBITDA
                                          Change               Change
Million EUR                 2007    2006    in %  2007   2006    in %
Chemicals                  3,489   2,239   55.8    786    452   73.9
Plastics                   3,348   3,091    8.3    452    456   (0.9)
Performance Products       2,826   2,147   31.6    355    329    7.9
Agricultural Products
& Nutrition                1,375   1,376   (0.1)   323    373  (13.4)
  Thereof Agricultural
  Products                   897     928   (3.3)   268    333  (19.5)
          Fine Chemicals     478     448    6.7     55     40   37.5
Oil & Gas                  2,970   2,985   (0.5)   969    953    1.7
Other*                       624     677   (7.8)  (212)  (162) (30.9)
                          14,632  12,515   16.9  2,673  2,401   11.3

1st Quarter
                                Income from
                             operations before       Income from
                                special items     operations (EBIT)
                                          Change               Change
Million EUR                  2007   2006    in %  2007   2006    in %
Chemicals                     628    317   98.1    618    317   95.0
Plastics                      325    332   (2.1)   325    331   (1.8)
Performance Products          229    248   (7.7)   219    247  (11.3)
Agricultural Products
& Nutrition                   257    224   14.7    248    290  (14.5)
  Thereof Agricultural
  Products                    225    213    5.6    220    280  (21.4)
          Fine Chemicals       32     11  190.9     28     10  180.0
Oil & Gas                     845    848   (0.4)   845    848   (0.4)
Other*                       (168)  (104) (61.5)  (245)  (184) (33.2)
                            2,116  1,865   13.5  2,010  1,849    8.7

1st Quarter
                              Research and
                               development
                                 expenses             Assets**
                                        Change                 Change
Million EUR                 2007  2006    in %   2007    2006    in %
Chemicals                     46    31   48.4  10,444   6,198   68.5
Plastics                      36    41  (12.2)  6,856   6,894   (0.6)
Performance Products          79    60   31.7   9,882   4,936  100.2
Agricultural Products
& Nutrition                   91    97   (6.2)  6,431   6,854   (6.2)
  Thereof Agricultural
  Products                    75    80   (6.3)  4,880   5,365   (9.0)
          Fine Chemicals      16    17   (5.9)  1,551   1,489    4.2
Oil & Gas                      -     -      -   4,754   4,798   (0.9)
Other*                        93    76   22.4   7,325   8,360  (12.4)
                             345   305   13.1  45,692  38,040   20.1

1st Quarter
                                  Additions to     Amortization and
                                 fixed assets***     depreciation***
                                            Change             Change
Million EUR                     2007  2006    in % 2007  2006    in %
Chemicals                        130   162  (19.8)  168   135   24.4
Plastics                          92   218  (57.8)  127   125    1.6
Performance Products              87    81    7.4   136    82   65.9
Agricultural Products
& Nutrition                       28    37  (24.3)   75    83   (9.6)
  Thereof Agricultural
  Products                        17    15   13.3    48    53   (9.4)
          Fine Chemicals          11    22  (50.0)   27    30  (10.0)
Oil & Gas                         79    75    5.3   124   105   18.1
Other*                            23    27  (14.8)   33    22   50.0
                                 439   600  (26.8)  663   552   20.1

    * "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments, hedging of forecasted sales as well as from currency positions that are macro-hedged (EUR 3 million in the first quarter of 2007 (first quarter 2006: EUR 55 million)).

    ** The assets of "Other" includes the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, cash and cash equivalents, financial receivables, deferred taxes; first quarter 2007: EUR 4,826 million, first quarter 2006: EUR 6,685 million).

    *** Tangible and intangible fixed assets

    Explanations to the Interim Financial Statements

    1. Basis of presentation

    The Consolidated Financial Statements of BASF Group for the year ended December 31, 2006 were prepared according to the International Financial Reporting Standards (IFRS) valid as of the balance sheet date. The current interim financial statements were prepared using the same accounting policies.

    > BASF's Financial Report for fiscal 2006 is available on the Internet at corporate.basf.com/financial-report.

    Compared with the end of 2006, the assumptions used to determine expenses for pension benefit did not have to be changed as of March 31, 2007: The interest rate and expected pension increase were unchanged at 4.50% and 1.75%, respectively.

    The interim financial statements have not been audited.

    2. Scope of consolidation

    The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, as well as all material subsidiaries on a fully consolidated basis. Material jointly operated companies are proportionally consolidated. The number of fully and proportionally consolidated companies has developed as follows:

Scope of consolidation
                                                  2007          2006
As of January 1                                    328           180
  Thereof proportionally consolidated               19            15
First-time consolidations                           11           151
  Thereof proportionally consolidated                -             4
  Thereof changes in the consolidation
method                                               -             -
Deconsolidations                                     4             3
  Thereof proportionally consolidated                -             -
As of March 31/December 31                         335           328
  Thereof proportionally consolidated               19            19

    Eleven companies, thereof nine holding companies and two companies due to their increased importance, have been included in the scope of consolidation for the first time since January 1, 2007.

    Four companies have been deconsolidated since the beginning of 2007 because they were merged with other BASF companies or sold.

    Companies accounted for using the equity method were as follows:

Equity method
                              March 31,      Dec. 31
                                   2007         2006
Affiliated companies                10           11
Joint ventures                       6            6
Other associated companies           3            3
                                    19           20

    FORWARD-LOOKING STATEMENTS

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. The Report on Form 20-F is available on the Internet at corporate.basf.com/20-F-Report. We do not assume any obligation to update the forward-looking statements contained in this report.


    CONTACT: BASF
             Michael Grabicki
             Phone +49 621 60-99938
             Fax +49 621 60-92693
             michael.grabicki@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BASF Aktiengesellschaft
April 26, 2007                     By: /s/ Elisabeth Schick
                                           ------------------------------------
                                           Name:  Elisabeth Schick
                                           Title: Director Site Communications
                                           Ludwigshafen and Europe


                                           By: /s/ Christian Schubert
                                           ------------------------------------
                                           Name:  Christian Schubert
                                           Title: Director Corporate
                                                  Communications BASF Group